Exhibit 99.1

May 8, 2025

Vancouver, British Columbia

FIRST QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Record Revenue, Adjusted Net Earnings

and Operating Cash Flow for the First Quarter of 2025

“Wheaton delivered a strong start to 2025, with our core assets exceeding production expectations and driving record quarterly revenue, adjusted net earnings, and operating cash flow. In times of economic uncertainty, gold is viewed as a reliable store of value, and these results demonstrate why we believe Wheaton offers one of the best low-risk opportunities for investors seeking exposure to precious metals,” said Randy Smallwood, President and CEO of Wheaton Precious Metals. “Looking ahead, 2025 is shaping up to be a catalyst-rich year, with four development projects scheduled to come online over the course of the year. Notably, Artemis Gold announced commercial production at the Blackwater Mine on May 2, an exciting milestone at an asset which is expected to contribute meaningfully to Wheaton’s portfolio going forward. With the solid foundation of our currently producing asset base, coupled with our industry leading growth profile, we believe we are uniquely positioned to continue pursuing accretive growth and delivering long-term value creation to all of our stakeholders.”

Record Financial Performance and Strong Balance Sheet

●	First quarter of 2025: A record $470 million in revenue, $254 million in net earnings, and $361 million in operating cash flow.
●	Declared a quarterly dividend[1] of $0.165 per common share.
●	Balance Sheet: Cash balance of $1.1 billion, no debt, and an undrawn $2 billion revolving credit facility as at March 31, 2025.

High Quality Asset Base

●	Streaming and royalty agreements on 18 operating mines and 28 development projects and other[5].
●	83% of attributable production from assets in the lowest half of their respective cost curves[2,4].
●

Attributable gold equivalent production[3] (“GEOs”) of 151,000 ounces in the first quarter of 2025. While quarterly production decreased 4% relative to the comparable period of the prior year as a result of planned lower production from Constancia and Peñasquito, it still surpassed expectations, driven primarily by strong quarterly production achieved at Salobo.

●

Further de-risked forecast growth profile as construction activities advanced at a number of development projects including Goose, Platreef, and Mineral Park, all of which are currently expected to be producing by the end of 2025.

●

On March 7, 2025, the Company amended the Blackwater Silver PMPA with Artemis Gold Inc. (“Artemis”) by simplifying the payable silver calculation, which is expected to accelerate the receipt of payable silver ounces by Wheaton.

●

Subsequent to the quarter, on May 2, 2025, Artemis announced that it had achieved commercial production at the Blackwater mine, with mining delivering in excess of 90% of its planned tonnage, and mined tonnes and grades reconciling favourably to the resource model.

Leadership in Sustainability

●	Top Rankings: One of the top-rated companies by Sustainalytics, AAA rated by MSCI (upgraded in 2024 from AA to AAA, the highest possible rating), and Prime rated by ISS.
●

Awarded US$1 million to the winning venture of the inaugural Future of Mining Challenge, ReThink Milling Inc., to advance their Conjugate Anvil Hammer Mill (“CAHM”) and MonoRoll technologies, for their potential ability to lower energy use in the milling process.

●	Recognized by Corporate Knights as one of the 2025 Global 100 Most Sustainable Corporations, based on a rigorous assessment of over more than 8,300 public companies with revenue over US$1 billion.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q1 2025	Q1 2024	Change

Units produced

Gold ounces	92,681	91,939	0.8%

Silver ounces	4,733	5,482	(13.7)%

Palladium ounces	2,661	4,463	(40.4)%

Cobalt pounds	540	240	125.1%

Gold equivalent ounces [3]	151,065	158,072	(4.4)%

Units sold

Gold ounces	111,297	92,019	21.0%

Silver ounces	4,483	4,067	10.2%

Palladium ounces	2,457	4,774	(48.5)%

Cobalt pounds	265	309	(14.2)%

Gold equivalent ounces [3]	165,297	142,294	16.2%

Change in PBND and Inventory

Gold equivalent ounces [3]	(26,344)	942	27,286

Revenue	$470,411	$296,806	58.5%

Net earnings	$253,984	$164,041	54.8%

Per share	$0.560	$0.362	54.7%

Adjusted net earnings [1]	$250,825	$163,589	53.3%

Per share [1]	$0.553	$0.361	53.2%

Operating cash flows	$360,793	$219,380	64.5%

Per share [1]	$0.795	$0.484	64.3%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the first quarter of 2025 was $470 million (68% gold, 30% silver, 1% palladium and 1% cobalt), with the $174 million increase relative to the prior period quarter being primarily due to a 36% increase in the average realized gold equivalent³ price; and a 16% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the first quarter of 2025 were $446 per GEO³ as compared to $433 in the first quarter of 2024. This resulted in a cash operating margin¹ of $2,400 per GEO³ sold, an increase of 45% as compared with the first quarter of 2024, a result of the higher realized price per ounce. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of our business model in leveraging rising commodity prices while maintaining strong cash operating margins.

Cash Flow from Operations

Operating cash flow in the first quarter of 2025 amounted to $361 million, with the $141 million increase from the comparable period of the prior year, due primarily to the higher gross margin.

Produced But Not Yet Delivered

As at March 31, 2025, approximately 136,100 GEOs were produced but not yet delivered (“PBND”) representing approximately three months of payable production. Total PBND ounces decreased quarter over quarter as strong production levels in the fourth quarter of 2024, resulted in an increase to sales realized in the first quarter of 2025, due to the inherent timing delay between production and sales. The Company expects PBND levels to stay at the higher end of our forecasted range of two to three months until the end of 2025, in part due to the ramp up of new mines, forecast to commence operations in the second half of the year.

Balance Sheet (at March 31, 2025)

●	Approximately $1,086 million of cash on hand
●	During the first quarter of 2025, the Company made total upfront cash payments of $95 million relative to the mineral stream interests consisting of:
o	$40 million relative to the Mineral Park PMPA;
o	$30 million relative to the Blackwater PMPA; and
o	$25 million relative to the Fenix PMPA.

●	Subsequent to the quarter, the Company made additional upfront cash payments of $303 million relative to the mineral stream interests consisting of:
o	$144 million relative to the Salobo III expansion;
o	$156 million relative to the Koné PMPA; and
o	$3 million relative to the Cangrejos PMPA.

●

With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests. Given the strength of Wheaton’s balance sheet and forecasted cash flows, the Company has elected to not renew its at-the-market equity program.

Global Minimum Tax

For the three months ended March 31, 2025, an amount of $45 million current tax expense associated with Global Minimum Tax (“GMT”) was recorded, with GMT being payable 15 months after year-end (18 months after year-end for the year-ended December 31, 2024).

As the Global Minimum Tax Act (“GMTA”) was not enacted into law until Q2-2024, no GMT expense was reflected in Q1-2024 results.

Chief Financial Officer Transition

On January 9, 2025, Wheaton announced that Gary Brown will be stepping down from his role as Chief Financial Officer (“CFO”). As part of the previously announced planned leadership succession, Vincent Lau was appointed CFO effective March 31, 2025.

First Quarter Operating Asset Highlights

Salobo: In the first quarter of 2025, Salobo produced 71,400 ounces of attributable gold, an increase of approximately 16% relative to the first quarter of 2024, primarily due to higher throughput and grades, partially offset by lower recoveries.

On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 Mtpa over a 90-day period, indicating completion of the second phase of the Salobo III expansion project. The Company advanced the remaining balance of the expansion payment to Vale in the amount of $144 million on April 4, 2025.

Antamina: In the first quarter of 2025, Antamina produced 1.1 million ounces of attributable silver, an increase of approximately 35% relative to the first quarter of 2024 primarily due to higher grades and throughput, partially offset by lower recoveries. On April 22, 2025, it was reported that operations were temporarily halted after an incident which triggered a full safety shutdown. Operations have since re-commenced.

Peñasquito: In the first quarter of 2025, Peñasquito produced 1.8 million ounces of attributable silver, a decrease of approximately 34% relative to the first quarter of 2024, primarily the result of lower grades as mining activities have transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit.

Constancia: In the first quarter of 2025, Constancia produced 0.6 million ounces of attributable silver and 4,900 ounces of attributable gold, a decrease of approximately 13% and 65%, respectively, relative to the first quarter of 2024. The decrease was primarily the result of lower grades as more material was mined from Constancia and reclaimed from the stockpile compared with the prior year. On February 19, 2025, Hudbay Minerals Inc. (“Hudbay”) announced that gold production in 2025 is expected to be lower than 2024 levels as additional high grade gold benches were mined in late 2024, ahead of schedule, resulting in gold production exceeding 2024 guidance levels. The Pampacancha deposit is now expected to be depleted in early December 2025 as opposed to October 2025, as the mine plan has smoothed Pampacancha production throughout the year. Total mill ore feed from Pampacancha is expected to be approximately 25% in 2025, lower than the typical one-third in prior years as Pampacancha approaches depletion.

During Q1 2025 relative to Q4 2024, a greater percentage of gold production came from the lower grade Constancia pit as opposed to the higher grade Pampacancha pit, resulting in significantly lower production levels in Q1 2025 as compared to Q4 2024.

Sudbury: In the first quarter of 2025, Vale’s Sudbury mines produced 4,900 ounces of attributable gold, a decrease of approximately 13% relative to the first quarter of 2024, due to lower grades.

San Dimas: In the first quarter of 2025, San Dimas produced 8,400 ounces of attributable gold, an increase of approximately 12% relative to the first quarter of 2024, primarily due to higher throughput, partially offset by lower grades.

In accordance with the San Dimas PMPA, effective April 30, 2025, the fixed gold to silver exchange ratio has been revised from 70:1 to 90:1. (see footnote 4 on page 14 of this press release for more information).

Stillwater: In the first quarter of 2025, the Stillwater mines produced 1,300 ounces of attributable gold and 2,700 ounces of attributable palladium, a decrease of approximately 49% for gold and 40% for palladium relative to the first quarter of 2024, primarily due to lower throughput as Stillwater West operations were put into care and maintenance in September 2024.

Voisey’s Bay: In the first quarter of 2025, the Voisey’s Bay mine produced 540,000 pounds of attributable cobalt, an increase of approximately 125% relative to the first quarter of 2024, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground continues. On April 15, 2025, Vale reported the consistent ramp-up of Voisey’s Bay’s underground operations. The full ramp-up is expected by the second half of 2026.

Other Gold: In the first quarter of 2025, total Other Gold attributable production was 1,800 ounces, an increase of approximately 185% relative to the first quarter of 2024 due to the initial reported production from Blackwater.

Other Silver: In the first quarter of 2025, total Other Silver attributable production was 1.3 million ounces, a decrease of approximately 4% relative to the first quarter of 2024, as the initial reported production from Blackwater was offset by lower production at Neves-Corvo.

Zinkgruvan and Neves-Corvo: On April 16, 2025, Lundin Mining Corporation (“Lundin Mining”) announced that it has completed the sale of its Neves-Corvo and Zinkgruvan mines to Boliden AB.

Blackwater: On January 22, 2025, Artemis announced that commissioning of the grinding circuit at the Blackwater mine has advanced and milling of first ore commenced, with the first pour of gold and silver being announced on January 29, 2025. Subsequent to the quarter, on May 2, 2025, Artemis announced that it had achieved commercial production at the Blackwater mine. Artemis reports that mining has delivered in excess of 90% of its planned tonnage, and that mined tonnes and grades are reconciling favourably to the resource model. Artemis notes that the proposed phase 2 expansion is anticipated to increase Blackwater’s average annual production to over 500,000 GEOs per year, positioning the mine as a key long-term asset in a favourable jurisdiction for Wheaton.

Los Filos: On April 1, 2025, Equinox reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Goose Project: On February 19, 2025, B2Gold Corp. (“B2Gold”) announced that all planned construction activities for 2024 were completed, and project construction and development continue to progress on track to achieve first gold pour at the Goose Project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. On March 27, 2025, B2Gold announced an updated mineral reserve life for the Goose project, which uses a revised methodology for mineral resource estimation, resulting in a reclassification of a portion of the previously reported Indicated Mineral Resources to Inferred Mineral Resources. B2Gold also states that they remain highly confident that with additional in-fill drilling to be completed over time, a large portion of the Inferred Mineral Resources will be converted to Indicated Mineral Resources and therefore be eligible for classification as Mineral Reserves.

Mineral Park Project: During the quarter, Waterton’s Origin Mining continued to advance the Mineral Park project, with the installation of all major equipment now complete. Waterton indicates that the second quarter will be focused on tie-ins, pre-commissioning activities, and introduction of ore, and that project construction continues to progress on track with a ramp-up to commercial production expected during the second half of 2025. At project completion, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef Project: On February 18, 2025, Ivanhoe Mines (“Ivanhoe”) reported positive results from the two independent technical studies completed on the Phase 2 and Phase 3 expansions. The study outlines Phase 1 production commencing from Q4 2025, followed by the Phase 2 expansion two years later in Q4 2027. Ivanhoe noted that the Phase 3 expansion is expected to rank Platreef as one of the largest primary PGM producers on a platinum equivalent basis.

Fenix Project: On January 13, 2025, Rio2 Limited (“Rio2”) reported that construction activities recommenced in October 2024 and construction is expected to be completed in November 2025. Bulk earthworks at the plant side have been completed and concrete bases for the footings of the processing plant have been poured. Earthworks have commenced on the leach pad stability platform, which forms the base of the Phase 1 leach pad. The leach pad has been designed to be built in four phases. On April 29, 2025, Rio2 reported that construction was 19% complete and remains on track and on budget for first gold production in January 2026. The Company advanced the second deposit payment of $25 million on March 24, 2025.

Kurmuk Project: On May 7, 2025, Allied Gold Corporation (“Allied”) reported that earthworks at the plant terrace advanced during the first quarter to near completion, while civil works and structural, mechanical, plate, and piping contractor mobilizations are in progress. Engineering and procurement activities reached 80% completion, with the project remaining on track and on budget. Allied reports that Kurmuk is expected to start production by mid-2026.

Marmato Mine: On January 15, 2025, Aris Mining Corporation (“Aris”) announced that the construction of the Marmato Lower Mine continues to progress. On March 13, 2025, Aris announced an enhanced Marmato expansion, whereby the design of the carbon-in-pulp processing facility will be upgraded by 25% from 4,000 tpd to 5,000 tpd. On May 7, 2025, Aris reported that the processing plant capacity was increased from 4,000 tpd to a planned 5,000 tpd. Aris reports that construction remains on track, and production is expected to start ramping up in the second half of 2026.

El Domo Project: On January 7, 2025, Silvercorp Metals Inc. (“Silvercorp”) reported it has recently awarded the earthworks contract to a large international mining contractor with over ten years of experience working in Ecuador. On April 23, 2025, Silvercorp reported that it is targeting to bring the project into production by the end of 2026. The construction of the main plant and auxiliary facilities are expected to commence in September 2025, with major equipment installation expected to commence in May 2026. Silvercorp expects to complete construction and equipment installation by November 2026, with commissioning of the process plant occurring in December 2026.

Koné Project: On March 24, 2025, Montage Gold Corp. (“Montage”) announced that rapid construction progress is being achieved at the Koné project, where process plant concrete works, including the ahead-of-schedule pouring of Carbon-in-Leach tank foundations, have commenced. Montage reports that construction activities have significantly ramped-up, with the on-site workforce increasing from approximately 350 to 1,700 employees and contractors. On April 8, 2025, Montage published its maiden resource and results from its exploration program, with over 81,000 meters drilled in 2024, focused on identifying higher grade satellite targets, with the goal of supplementing production from the commencement of operations. Montage has reported that the project remains on track to pour gold in the second quarter of 2027.

Copper World Project: On January 2, 2025, Hudbay that it has received an Air Quality Permit for the Copper World project from the Arizona Department of Environmental Quality. Hudbay noted that the issuance of this permit is a significant milestone in the advancement of the project as it is the final major permit required for the development and operation of the Copper World project. Hudbay also noted that the receipt of the three key state permits is one of the three key prerequisites for Hudbay as they work toward a sanctioning decision on the Copper World project in 2026. Hudbay commenced a minority joint venture partner process early in 2025, and it is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World. On March 27, 2025, Hudbay reported that feasibility studies are underway at the fully permitted Copper World project.

Santo Domingo Project: On January 20, 2025, Capstone Copper Corp. (“Capstone”) announced plans to progress partnership discussions and its financing strategy throughout 2025. A potential project sanctioning decision is not anticipated prior to mid-2026.

Cangrejos Project: On January 28, 2025, Lumina Gold Corp., (“Lumina”), announced significant progress regarding power infrastructure required for the Cangrejos project as it received approval of the definitive feasibility level designs for connection to the national grid for the future energy demands of the project from Corporación Eléctrica del Ecuador. Lumina noted that the lead engineering contractor for the feasibility study has completed 92% of the estimated work and the feasibility study remains on schedule for completion during Q2 2025. Lumina notes that the Environmental Impact Study is progressing on schedule which will allow for its submission to the Government of Ecuador in mid-2025. Lumina is targeting receiving its environmental license by early 2026.

On April 21, 2025, Lumina announced that it had entered into an arrangement agreement with CMOC Singapore Pte. Ltd., a Singapore entity and a subsidiary of CMOC Group Limited (collectively “CMOC”), pursuant to which CMOC will acquire all of the issued and outstanding common shares of Lumina. Subject to satisfying all necessary conditions, Lumina expects the transaction to be completed in the third quarter of 2025.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Corporate Development

Amendment to Blackwater PMPA: On March 7, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

As a result of the amendment, the amount of payable silver will be based on a multiple ranging from 5.07 to 5.17 of the number of ounces of gold produced, rather than being based on a fixed silver recovery factor. The ratio is currently 5.17. Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. As a result of the changed payable silver profile which is expected to deliver silver ounces to the Company sooner relative to the original profile, on March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

Sustainability

Future of Mining Challenge

On March 4, 2025, Wheaton announced the winner of its inaugural Future of Mining Challenge. ReThink Milling Inc. was awarded $1 million for its Conjugate Anvil Hammer Mill and MonoRoll technologies, which have the potential to deliver greater efficiency with significantly lower energy use, leading to reduced greenhouse gas emissions and operating costs. The theme of Wheaton’s 2025/26 Future of Mining Challenge will be water, and the Company expects to begin receiving expressions of interest in June 2025. Learn more at www.futureofmining.ca.

Community Investment Program:

•

To strengthen community investment efforts in development-stage projects, Wheaton has expanded its Partner Community Investment program to include the Platreef project. During the quarter, significant progress was made on three Wheaton-supported community initiatives, and the company plans to further expand its community investment scope at Platreef in 2025.

•

Wheaton’s Partner Community Investment Program continues to support initiatives with the Vale Foundation, Vale Canada, Glencore via Antamina, Hudbay, First Majestic, Newmont, Artemis, Aris Mining and Ivanhoe to support the communities influenced by the mines and provide vital services and programs including educational resources, health and dental programs, poverty reduction initiatives, entrepreneurial opportunities, and various social and environmental programs.

•

Subsequent to the quarter, the Daffodil Ball, the largest cancer research gala in Canada and presented by Wheaton Precious Metals, raised a record-breaking CA$10.85 million in support of world-leading cancer research and the newly established Lundin Cancer Fund–Canadian Cancer Society Glioblastoma Research Program

2025 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2025 is forecast to be 350,000 to 390,000 ounces of gold, 20.5 to 22.5 million ounces of silver, and 12,500 to 13,500 GEOs3 of other metals, resulting in annual production of approximately 600,000 to 670,000 GEOs3, unchanged from previous guidance2,3.

Annual production is forecast to increase by approximately 40% to 870,000 GEOs3 by 2029, with average annual production forecast to grow to over 950,000 GEOs3 in years 2030 to 2034, also unchanged from previous guidance6,7.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2025 first quarter results on Thursday, May 8, 2025, after market close. A conference call will be held on Friday, May 9, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-510-2154
Dial from outside Canada or the US:	1-437-900-0527
Pass code:	90722#
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 16, 2025 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-660-6345
Dial from outside Canada or the US:	1-646-517-4150
Pass code:	90722#
Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2025	2024

Sales	$470,411	$296,806

Cost of sales

Cost of sales, excluding depletion	$74,635	$61,555

Depletion	76,693	63,676

Total cost of sales	$151,328	$125,231

Gross margin	$319,083	$171,575

General and administrative	13,525	10,464

Share based compensation	12,181	1,281

Donations and community investments	2,693	1,570

Earnings from operations	$290,684	$158,260

Other income (expense)	7,520	7,196

Earnings before finance costs and income taxes	$298,204	$165,456

Finance costs	1,441	1,442

Earnings before income taxes	$296,763	$164,014

Income tax expense (recovery)	42,779	(27)

Net earnings	$253,984	$164,041

Basic earnings per share	$0.560	$0.362
Diluted earnings per share	$0.559	$0.362

Weighted average number of shares outstanding

Basic	453,692	453,094

Diluted	454,428	453,666

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at March 31 2025	As at December 31 2024

Assets
Current assets
Cash and cash equivalents	$1,085,581	$818,166
Accounts receivable	7,994	6,217
Income taxes receivable	159	-
Other	3,433	3,697

Total current assets	$1,097,167	$828,080

Non-current assets
Mineral stream interests	$6,397,782	$6,379,580
Early deposit mineral stream interests	47,094	47,094
Mineral royalty interests	40,421	40,421
Long-term equity investments	128,877	98,975
Property, plant and equipment	11,687	8,691
Other	16,269	21,616

Total non-current assets	$6,642,130	$6,596,377

Total assets	$7,739,297	$7,424,457

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$7,684	$13,553
Dividends payable	74,880	-
Income taxes payable	106	2,127
Current portion of performance share units	13,291	13,562
Current portion of lease liabilities	488	262

Total current liabilities	$96,449	$29,504

Non-current liabilities
Performance share units	$5,427	$11,522
Lease liabilities	7,599	4,909
Global minimum tax payable	158,571	113,505
Deferred income taxes	369	349
Pension liability	4,740	5,289

Total non-current liabilities	$176,706	$135,574

Total liabilities	$273,155	$165,078

Shareholders’ equity
Issued capital	$3,804,168	$3,798,108
Reserves	(41,904)	(63,503)
Retained earnings	3,703,878	3,524,774

Total shareholders’ equity	$7,466,142	$7,259,379

Total liabilities and shareholders’ equity	$7,739,297	$7,424,457

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31

(US dollars in thousands - unaudited)	2025	2024

Operating activities

Net earnings	$253,984	$164,041

Adjustments for

Depreciation and depletion	76,994	64,013

Equity settled share based compensation	1,425	1,598

Performance share units - expense	10,756	(317)
Performance share units - paid	(17,209)	(11,129)

Income tax expense	42,779	(27)

Investment income recognized in net earnings	(9,046)	(6,438)

Other	3,007	(60)

Change in non-cash working capital	(7,742)	2,155

Cash generated from operations before income taxes and interest	$354,948	$213,836

Income taxes refunded (paid)	(2,234)	(116)

Interest paid	(91)	(75)

Interest received	8,170	5,735

Cash generated from operating activities	$360,793	$219,380

Financing activities

Share purchase options exercised	2,506	3,816

Lease payments	(122)	(148)

Cash generated from financing activities	$2,384	$3,668

Investing activities

Mineral stream interests	$(95,740)	$(450,902)

Mineral royalty interest	-	(11,947)

Acquisition of long-term investments	(3)	(751)

Dividends received	239	700

Other	(260)	(596)

Cash used for investing activities	$(95,764)	$(463,496)

Effect of exchange rate changes on cash and cash equivalents	$2	$30

Increase (decrease) in cash and cash equivalents	$267,415	$(240,418)

Cash and cash equivalents, beginning of period	818,166	546,527

Cash and cash equivalents, end of period	$1,085,581	$306,109

Summary of Units Produced

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Gold ounces produced ²

Salobo	71,384	84,291	62,689	63,225	61,622	71,778	69,045	54,804

Sudbury [3]	4,891	5,259	3,593	4,477	5,618	5,823	3,857	5,818

Constancia	4,877	18,180	10,446	6,086	13,897	22,292	19,003	7,444

San Dimas [4]	8,416	7,263	6,882	7,089	7,542	10,024	9,995	11,166

Stillwater [5]	1,339	2,166	2,247	2,099	2,637	2,341	2,454	2,017

Other

Marmato	757	622	648	584	623	668	673	639

Blackwater	1,017	-	-	-	-	-	-	-

Minto [6]	-	-	-	-	-	-	-	1,292

Total Other	1,774	622	648	584	623	668	673	1,931

Total gold ounces produced	92,681	117,781	86,505	83,560	91,939	112,926	105,027	83,180

Silver ounces produced [2]

Peñasquito [7]	1,754	2,465	1,785	2,263	2,643	1,036	-	1,744

Antamina	1,087	947	925	992	806	1,030	894	984

Constancia	555	969	648	451	640	836	697	420

Other

Los Filos	37	29	26	27	48	26	32	41

Zinkgruvan	638	637	537	699	641	510	785	374

Neves-Corvo	445	494	425	432	524	573	486	407

Aljustrel [8]	-	-	-	-	-	-	327	279

Cozamin	174	192	185	177	173	185	165	184

Marmato	8	7	7	6	7	10	11	7

Minto [6]	-	-	-	-	-	-	-	14

Blackwater	35	-	-	-	-	-	-	-

Total Other	1,337	1,359	1,180	1,341	1,393	1,304	1,806	1,306

Total silver ounces produced	4,733	5,740	4,538	5,047	5,482	4,206	3,397	4,454

Palladium ounces produced ²

Stillwater [5]	2,661	2,797	4,034	4,338	4,463	4,209	4,006	3,880

Cobalt pounds produced ²

Voisey’s Bay	540	393	397	259	240	215	183	152

GEOs produced [9]	151,065	187,078	142,402	144,720	158,072	164,111	146,631	136,773

Average payable rate [2]
Gold	95.0%	95.3%	95.0%	95.0%	94.7%	95.1%	95.4%	95.1%
Silver	86.1%	84.2%	83.9%	84.3%	84.5%	83.0%	78.4%	83.7%
Palladium	96.4%	97.5%	98.4%	97.3%	97.8%	98.0%	94.1%	94.1%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [9]	91.8%	91.3%	90.9%	90.7%	90.6%	91.6%	90.8%	90.8%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Summary of Units Sold

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Gold ounces sold
Salobo	83,809	55,170	58,101	54,962	56,841	76,656	44,444	46,030
Sudbury [2]	5,632	4,048	2,495	5,679	4,129	5,011	4,836	4,775
Constancia	9,788	17,873	5,186	6,640	20,123	19,925	12,399	9,619
San Dimas	8,962	6,990	7,022	6,801	7,933	10,472	9,695	11,354
Stillwater [3]	1,947	2,410	1,635	2,628	2,355	2,314	1,985	2,195
Other
Marmato	737	650	550	616	638	633	792	467
777	-	-	-	-	-	-	275	153
Minto	-	-	-	-	-	-	-	701
Blackwater	110	-	-	-	-	-	-	-
Santo Domingo [4]	312	312	447	-	-	-	-	-
El Domo [4]	-	209	258	-	-	-	-	-

Total Other	1,159	1,171	1,255	616	638	633	1,067	1,321

Total gold ounces sold	111,297	87,662	75,694	77,326	92,019	115,011	74,426	75,294

Silver ounces sold
Peñasquito	1,976	1,852	1,667	1,482	1,839	442	453	1,913
Antamina	884	858	989	917	762	1,091	794	963
Constancia	730	797	366	422	726	665	435	674
Other
Los Filos	57	29	26	24	44	24	30	37
Zinkgruvan	446	452	488	597	297	449	714	370
Neves-Corvo	218	154	185	216	243	268	245	132
Aljustrel	-	-	-	-	1	86	142	182
Cozamin	164	158	148	158	147	141	139	150
Marmato	8	7	6	7	8	9	11	7
Minto	-	-	-	-	-	-	-	7
777	-	-	-	-	-	-	2	2

Total Other	893	800	853	1,002	740	977	1,283	887

Total silver ounces sold	4,483	4,307	3,875	3,823	4,067	3,175	2,965	4,437

Palladium ounces sold

Stillwater [3]	2,457	4,434	3,761	4,301	4,774	3,339	4,242	3,392

Cobalt pounds sold
Voisey’s Bay	265	485	88	88	309	288	198	265

GEOs sold [5]	165,297	141,495	122,242	123,462	142,294	154,355	111,218	129,102
Cumulative payable units PBND [6]
Gold ounces	96,702	119,644	94,578	87,350	85,259	90,237	97,860	72,061
Silver ounces	2,853	3,260	2,733	2,801	2,368	1,802	1,486	1,790
Palladium ounces	4,596	4,439	6,186	6,018	6,198	6,666	5,607	6,122
Cobalt pounds	917	678	796	513	360	356	377	251
GEO [5]	136,058	162,402	132,500	124,532	116,716	115,316	119,013	96,249

Inventory on hand
Cobalt pounds	-	-	-	-	-	88	155	310

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	71,384	83,809		$2,873		$429		$378	$240,804	$173,171	$204,863	$2,563,794

Sudbury [5]	4,891	5,632		2,862		400		1,326	16,118	6,398	13,850	234,084

Constancia	4,877	9,788		2,873		425		323	28,123	20,808	23,967	61,167

San Dimas	8,416	8,962		2,873		637		290	25,751	17,445	20,043	133,883

Stillwater	1,339	1,947		2,873		497		421	5,594	3,807	4,626	206,641

Other [6]	1,774	1,159		2,853		419		1,139	3,306	1,501	2,821	1,005,729
	92,681	111,297		$2,872		$445		$423	$319,696	$223,130	$270,170	$4,205,298

Silver

Peñasquito	1,754	1,976		$32.03		$4.56		$4.86	$63,271	$44,666	$54,262	$234,868

Antamina	1,087	884		32.03		6.41		8.46	28,311	15,169	22,647	483,292

Constancia	555	730		32.03		6.26		6.10	23,375	14,351	18,806	160,923

Other [7]	1,337	893		33.55		4.42		6.14	29,980	20,545	23,069	727,167
	4,733	4,483		$32.33		$5.17		$6.03	$144,937	$94,731	$118,784	$1,606,250

Palladium

Stillwater	2,661	2,457		$965		$172		$429	$2,372	$895	$1,949	$212,125

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	2,661	2,457		$965		$172		$429	$2,372	$895	$1,949	$290,939

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt
Voisey’s Bay	540	265		$12.88		$2.46		$9.18	$3,406	$327	$3,962	$228,260

Operating results									$470,411	$319,083	$394,865	$6,397,782

Other

General and administrative										$(13,525)	$(19,379)

Share based compensation										(12,181)	(17,209)

Donations and community investments										(2,693)	(2,879)

Finance costs										(1,441)	(1,161)

Other										7,520	8,790

Income tax										(42,779)	(2,234)
Total other										$(65,099)	$(34,072)	$1,341,515

										$253,984	$360,793	$7,739,297

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Please see page 3 of this press release for more information.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
7)

Other gold interests comprised of the operating Marmato and Blackwater gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin and Blackwater silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended March 31, 2024

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	61,622	56,841		$2,073		$425		$393	$117,851	$71,396	$94,050	$2,659,099

Sudbury [4]	5,618	4,129		2,049		400		1,145	8,461	2,081	6,814	257,757

Constancia	13,897	20,123		2,073		420		316	41,723	26,910	33,263	73,912

San Dimas	7,542	7,933		2,073		631		279	16,448	9,237	11,445	142,512

Stillwater	2,637	2,355		2,073		372		510	4,883	2,806	4,008	210,267

Other [5]	623	638		2,073		374		527	1,323	748	1,084	892,983
	91,939	92,019		$2,072		$439		$404	$190,689	$113,178	$150,664	$4,236,530

Silver

Peñasquito	2,643	1,839		$23.74		$4.50		$4.06	$43,650	$27,901	$35,375	$268,758

Antamina	806	762		23.74		4.68		7.06	18,088	9,147	14,523	514,154

Constancia	640	726		23.74		6.20		6.24	17,236	8,200	12,734	175,049

Other [6]	1,393	740		23.89		4.15		4.16	17,684	11,539	15,819	603,933
	5,482	4,067		$23.77		$4.77		$5.03	$96,658	$56,787	$78,451	$1,561,894

Palladium

Stillwater	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$218,542

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,786

	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$297,328

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,564

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,015

Cobalt
Voisey’s Bay	240	309		$15.49		$2.96		$12.77	$4,782	$(73)	$7,006	$348,000

Operating results									$296,806	$171,575	$239,929	$6,510,767

Other

General and administrative										$(10,464)	$(15,958)

Share based compensation										(1,281)	(11,129)

Donations and community investments										(1,570)	(1,373)

Finance costs										(1,442)	(1,125)

Other										7,196	9,152

Income tax										27	(116)
Total other										$(7,534)	$(20,549)	$669,688

										$164,041	$219,380	$7,180,455

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q1 2025	Q1 2024	Change	Change

GEO Production [1,2]	151,065	158,072	(7,007)	(4.4)%

GEO Sales [2]	165,297	142,294	23,003	16.2%

Average price per GEO sold [2]	$2,846	$2,086	$760	36.4%

Revenue	$470,411	$296,806	$173,605	58.5%

Cost of sales, excluding depletion	$74,635	$61,555	$(13,080)	(21.2)%

Depletion	76,693	63,676	(13,017)	(20.4)%

Cost of Sales	$151,328	$125,231	$(26,097)	(20.8)%

Gross Margin	$319,083	$171,575	$147,508	86.0%

General and administrative	13,525	10,464	(3,061)	(29.3)%

Share based compensation	12,181	1,281	(10,900)	(850.9)%

Donations and community investments	2,693	1,570	(1,123)	(71.5)%

Earnings from Operations	$290,684	$158,260	$132,424	83.7%

Other income (expense)	7,520	7,196	324	4.5%

Earnings before finance costs and income taxes	$298,204	$165,456	$132,748	80.2%

Finance costs	1,441	1,442	1	0.1%

Earnings before income taxes	$296,763	$164,014	$132,749	80.9%

Income tax expense (recovery)	42,779	(27)	(42,806)	n.a.

Net earnings	$253,984	$164,041	$89,943	54.8%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2025	2024

Net earnings	$253,984	$164,041

Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	(623)	(183)
Deferred income tax (expense) recovery recognized in the Statement of OCI	(2,351)	(96)
Other	(185)	(173)

Adjusted net earnings	$250,825	$163,589

Divided by:
Basic weighted average number of shares outstanding	453,692	453,094
Diluted weighted average number of shares outstanding	454,428	453,666

Equals:
Adjusted earnings per share - basic	$0.553	$0.361
Adjusted earnings per share - diluted	$0.552	$0.361

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2025	2024

Cash generated by operating activities	$360,793	$219,380

Divided by:

Basic weighted average number of shares outstanding	453,692	453,094

Diluted weighted average number of shares outstanding	454,428	453,666

Equals:

Operating cash flow per share - basic	$0.795	$0.484

Operating cash flow per share - diluted	$0.794	$0.484

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024

Cost of sales	$151,328	$125,231

Less: depletion	(76,693)	(63,676)

Less: cost of sales related to delay ounces [1]	(864)	-

Cash cost of sales	$73,771	$61,555

Cash cost of sales is comprised of:

Total cash cost of gold sold	$49,512	$40,362

Total cash cost of silver sold	23,186	19,411

Total cash cost of palladium sold	423	869

Total cash cost of cobalt sold [2]	650	913

Total cash cost of sales	$73,771	$61,555

Divided by:

Total gold ounces sold	111,297	92,019

Total silver ounces sold	4,483	4,067

Total palladium ounces sold	2,457	4,774

Total cobalt pounds sold	265	309

Equals:

Average cash cost of gold (per ounce)	$445	$439

Average cash cost of silver (per ounce)	$5.17	$4.77

Average cash cost of palladium (per ounce)	$172	$182

Average cash cost of cobalt (per pound)	$2.46	$2.96
1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024

Gross margin	$319,083	$171,575

Add back: depletion	76,693	63,676

Add back: cost of sales related to delay ounces [1]	864	-

Cash operating margin	$396,640	$235,251

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$270,184	$150,327

Total cash operating margin of silver sold	121,751	77,247

Total cash operating margin of palladium sold	1,949	3,808

Total cash operating margin of cobalt sold	2,756	3,869

Total cash operating margin	$396,640	$235,251

Divided by:

Total gold ounces sold	111,297	92,019

Total silver ounces sold	4,483	4,067

Total palladium ounces sold	2,457	4,774

Total cobalt pounds sold	265	309

Equals:

Cash operating margin per gold ounce sold	$2,427	$1,633

Cash operating margin per silver ounce sold	$27.16	$19.00

Cash operating margin per palladium ounce sold	$793	$798

Cash operating margin per cobalt pound sold	$10.42	$12.53

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	payment by the Company of $625 million to Montage and the satisfaction of each party’s obligations in accordance with the Koné Gold PMPA;
●	the receipt by the Company of gold production in respect of the Koné Gold Project;
●	the advance by the Company, and the repayment by Montage, of up to $75 million to Montage in connection with the Facility;

●	payment by the Company of $125 million to Rio2 and the satisfaction of each party’s obligations in accordance with the Fenix PMPA (as amended);
●	the receipt by the Company of gold production in respect of the Fenix Gold Project;
●	the advance by the Company, and the repayment by Rio2, of up to $20 million to Rio2 in connection with the Rio2 standby loan facility;
●	the future price of commodities;
●

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Koné Gold PMPA;
●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Facility;
●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Fenix PMPA;
●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Rio2 standby loan facility;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those

PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

●

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks relating to security over underlying assets;
●	risks relating to third-party PMPAs;
●	risks relating to revenue from royalty interests;
●	risks related to Wheaton’s acquisition strategy;
●	risks relating to third-party rights under PMPAs;
●	risks relating to future financings and security issuances;
●	risks relating to unknown defects and impairments;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●	risks related to underinsured Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks associated with environmental, social and governance matters;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to the market price of the Common Shares of Wheaton;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	risks related to access to confidential information regarding Mining Operations;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to expression of views by industry analysts;
●	risks related to the impacts of climate change and the transition to a low-carbon economy;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	risks relating to generative artificial intelligence;
●	risks relating to compliance with anti-corruption and anti-bribery laws;
●	risks relating to corporate governance and public disclosure compliance;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
●	risks related to the adequacy of internal control over financial reporting; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

●	the payment of $625 million to Montage and the satisfaction of each party’s obligations in accordance with the terms of the Koné Gold PMPA;
●

the advance by the Company of up to $75 million to Montage in connection with the Facility and the receipt by the Company of all amounts owing under the Facility, including, but not limited to, interest;

●	the payment of $125 million to Rio2 and the satisfaction of each party’s obligations in accordance with the terms of the Fenix PMPA;
●

the advance by the Company of up to $20 million to Rio2 in connection with the Rio2 standby loan facility and the receipt by WPMI of all amounts owing under the Rio2 standby loan facility, including, but not limited to, interest;

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
●	that the production estimates from Mining Operations are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
●	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
●

that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
●	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2024, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-IFRS measures in this press release. Details of the dividend can be found in the Wheaton’s news release dated May 8, 2025, titled “Wheaton Precious Metals Announces Increase to Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.

4Source: Company reports S&P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2024 and 2024 actual mill throughput and is weighted by individual reserve and resource category.

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 24 which are at various stages of development and 4 of which have been placed in care and maintenance or have been closed.

6Further details for long-term guidance can be found in the Wheaton news release dated February 18, 2025, titled “Wheaton Precious Metals Exceeds 2024 Production Guidance and Provides 2025 and Long-Term Outlook, Projecting 40% Growth in the Next Five Years.”

7Wheaton’s long-term production outlook is based on information available as of February 18, 2025, the date of publication. The Company will provide updated longer-term guidance in normal course in the first quarter of 2026, which will incorporate the impact of recent developments and corporate development activities announced in 2025.